Wilson Sonsini Goodrich & Rosati Professional Corporation 1881 9th Street Suite 110 Boulder, CO 80302 o: 303.256.5900 f: 866.974.7329

July 9, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Daniel Gordon, Tamika Sheppard and Joshua Gorsky

Re:	ARCA biopharma, Inc.

Registration Statement on Form S-4

Filed June 18, 2024

File No. 333-279387

Ladies and Gentlemen,

On behalf of ARCA biopharma, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated July 3, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4/A (the “First Amended Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the First Amended Registration Statement (the “Second Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Oruka’s Pipeline, page 214

1.	We note your response to prior comment 11 and your revised disclosure on page 214. We note that the pipeline table does not provide an indication for ORKA-003 or “Combinations.” Given the status of development and limited disclosure regarding the programs for ORKA-003 and “Combinations,” it does not appear appropriate to highlight these programs in your pipeline table. If these programs are material to your business to warrant inclusion in your pipeline table, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including descriptions of preclinical studies or other development activities conducted. Alternatively, please remove these programs from the pipeline table or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline table on page 214 of the Second Amended Registration Statement to remove the programs from the pipeline table in response to the Staff’s comment.

austin  beijing  boston  BOULDER  brussels  hong kong  london  los angeles  new york  palo alto
SALT LAKE CITY  san diego  san francisco  seattle  shanghai  washington, dc  wilmington, de

Securities and Exchange Commission

July 9, 2024

2.	Please revise your pipeline table to include columns of equal width for each of Phase 1, Phase 2 and Phase 3 of clinical testing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline table on page 214 of the Second Amended Registration Statement in response to the Staff’s comment.

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Please contact the undersigned at (303) 256-5901 or via email at bfassett@wsgr.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Brent D. Fassett
Brent D. Fassett
Wilson Sonsini Goodrich & Rosati P.C.

cc:	Thomas A Keuer, ARCA biopharma, Inc.

C. Jeffrey Dekker, ARCA biopharma, Inc.

Ethan Lutske, Wilson Sonsini Goodrich & Rosati P.C.

Ross Tanaka, Wilson Sonsini Goodrich & Rosati P.C.

Savir S. Punia, Wilson Sonsini Goodrich & Rosati P.C.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP